SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*



                                  BIGMAR, INC.
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                                (Name of Issuer)

                          COMMON STOCK, $.001 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   089893-10-1
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                                 (CUSIP Number)

                               Norman Alpert, Esq.
                        Sonnenschein Nath & Rosenthal LLP
                           1221 Avenue of the Americas
                          New York, New York 10020-1089
                                 (212) 768-6700
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                DECEMBER 31, 2003
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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


                                  SCHEDULE 13D

---------------------- -------------------------------------------- ------------
CUSIP NO. 089893-10-1                                                Page 2 of 5
---------------------- -------------------------------------------- ------------
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  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

        Banca del Gottardo
------ -------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                      (b) [ ]
------ -------------------------------------------------------------------------
  3     SEC USE ONLY
------ -------------------------------------------------------------------------
  4     SOURCE OF FUNDS*

        WC, OO
------ -------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                [ ]
------ -------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Switzerland
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  NUMBER OF           7          SOLE VOTING POWER  7,201,667
   SHARES         -----------  -------------------------------------------------
BENEFICIALLY          8          SHARED VOTING POWER  1,280,200(1)
  OWNED BY       -----------  --------------------------------------------------
    EACH              9          SOLE DISPOSITIVE POWER  7,201,667
  REPORTING      -----------  --------------------------------------------------
PERSON WITH          10          SHARED DISPOSITIVE POWER  1,280,200(1)
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                 8,481,667
------ -------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          [ ]
------ -------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                 47.2%
------ -------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*
                                 BK(2)
------ -------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.


------------------

(1) Held for the benefit of third parties or in customer or fiduciary accounts over which the Bank has discretionary authority.

(2) The Reporting Person has received relief from the SEC to file as a "Qualified Institutional Investor."

     This Amendment No. 1 amends the Statement on Schedule 13D filed on July 7, 2003 (the "Original 13D") relating to the Common Stock, par value $.001 per share (the "Shares"), of Bigmar, Inc., a Delaware corporation (the "Issuer").

ITEM 4. PURPOSE OF THE TRANSACTION.

     Item 4 of the original 13D is hereby amended and supplemented as follows:

     The Issuer failed to pay its 4% Convertible Notes due October 29, 2003 (the "4% Notes") upon the maturity thereof. The Reporting Person holds CHF 1,500,000 principal amount (currently approximately $1,199,000) of the 4% Notes and accounts managed on a discretionary basis by the Reporting Person hold an additional CHF 1,300,000 (currently approximately $1,039,000) of the 4% Notes. The Reporting Person is currently evaluating its intentions with respect to, and possible actions against, the Issuer regarding this default, and has not yet decided upon its course of action.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 of the Original 13D is hereby amended and supplemented as follows:

     The Reporting Person continues to beneficially own for its own account 7,201,667 shares, of which 4,628,667 are Shares issuable upon conversion of preferred stock, convertible notes or warrants, at conversion or exercise prices which are very substantially above the current market price of the Shares. However, in customer and fiduciary accounts managed by the Reporting Person on a discretionary basis, the Reporting Person may now be deemed to beneficially own 1,280,200 Shares, rather than the 1,495,867 Shares disclosed in the Original 13D. This decrease results from termination of discretionary mandates from certain clients as to customer accounts which held 215,667 Shares. 943,800 of the 1,280,200 Shares which continue to be managed by the Reporting Person on a discretionary basis are Shares issuable upon conversion of preferred stock, convertible notes or warrants, at conversion or exercise prices which are very substantially above the current market price of the Shares. Accordingly, the Reporting Person may be deemed to beneficially own 8,481,667 Shares (approximately 47.2% of outstanding Shares), of which 5,572,467 are Shares issuable upon conversion of preferred stock, convertible notes or warrants (including 492,800 Shares issuable upon conversion of the 4% Notes, which were not repaid by the Issuer upon maturity), at conversion or exercise prices which are very substantially above the current market price of the Shares. The number of outstanding Shares is based on the last outstanding Shares number disclosed by the Issuer (10,168,973) in its Form 10-QSB for the Quarterly Period ended September 30, 2001, filed on November 15, 2001, to which has been added 2,238,000 Shares subsequently issued to the Reporting Person and 5,572,467 Shares issuable to the Reporting Person (or customer or fiduciary accounts which it manages) upon conversion or exercise of derivative securities. The Issuer may have issued additional Shares to other persons subsequent to the above-mentioned 2001 Form 10-QSB. The outstanding Shares number also does not reflect very substantial numbers of Shares which the Reporting Person believes are issuable to other persons upon exercise of derivative securities held by them.

                                   SIGNATURES

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2004

                                    BANCA DEL GOTTARDO


                                    By:   /S/ LUCA SONCINI
                                          ------------------------------------
                                          Name:  Luca Soncini
                                          Title: Member of the Executive Board


                                    By:   /S/ FLAVIO FACCHIN
                                          ------------------------------------
                                          Name:  Flavio Facchin
                                          Title:  Director





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